EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in Registration Statement No. 333-172170 on Form S-8 of Kinder Morgan, Inc. of our report dated June 24, 2025, appearing in the Annual Report on Form 11-K of the Kinder Morgan Savings Plan for the year ended December 31, 2024.

/s/ McConnell & Jones LLP

Houston, Texas
June 24, 2025